		Exhibit 99(c)
Household Finance Corporation
Household Receivables Funding, Inc. III
Household Credit Card Master Note Trust I, Series 2001-2

Original Class A Principal	500,000,000.00
Number of Class A Bonds (000's)	500,000.00
Original Class B Principal	43,807,000.00
Number of Class B Bonds (000's)	43,807.00

Distribution Date		2003 Totals

CLASS A
Class A Principal Distributions		0.00
Class A Interest		6,659,299.03

CLASS B
Class B Principal Distributions		0.00
Class B Interest		696,396.90